Exhibit 97.1

CHARLOTTE’S WEB HOLDINGS, INC.
CLAWBACK POLICY
July 10, 2019
Revised November 13, 2023

CHARLOTTE'S WEB HOLDINGS, INC. (the "Company")
The board of directors (the "Board") of the Company has determined that it is in the best interests of the Company to adopt a formal written policy (the "Policy") providing for the Company’s recoupment of erroneously awarded incentive compensation paid to the Covered Executives in cases of a material financial statement restatement or wrongful conduct which improperly resulted in the overpayment of incentive compensation to those executive officers. In such circumstances, the Board may determine to recoup incentive compensation which was paid or granted based upon (i) the achievement of a financial reporting measure, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported, or (ii) performance targets that were achieved through wrongful conduct and, in either case, may seek to cancel Share Awards (as defined below) where the financial results of the Company or improperly attained performance targets were considered in granting such awards.
1. Definitions
For purposes of this Policy, the following terms shall have the meanings set forth below:
a)"Compensation Committee" shall mean the Compensation Committee of the Board or such other committee as the Board may, from time to time, appoint to oversee the Company’s executive compensation policies.
b)"Covered Executives" shall mean the current and past Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel, Principal Accounting Officer and other executive officers, as determined by the Board.
c)“Erroneously Awarded” shall mean the amount of Incentive Compensation during the three completed fiscal years immediately preceding the date on which the Company was required to prepare the restatement, to the extent such amount exceeds the amount that otherwise would have been received had the amount been determined based on the restatement.
d)“Financial Reporting Measure” shall mean any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, whether or not such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission. Stock price and total shareholder return are Financial Reporting Measures.
e)"Incentive Compensation" shall mean all bonus payments, grants and awards under any share-based incentive compensation plans in effect from time to time and shall include all Share Awards and all payments made on or in connection with the vesting or exercise of any Share Awards and any other incentive compensation that may be paid or granted from time to time based on the achievement of financial results.
f)“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).
g)"Share Awards" shall mean stock options, deferred share units, restricted share awards, restricted share units, performance granted restricted share awards, performance granted restricted share units, performance granted share units or other similar forms of share awards granted to Covered Executives from time to time under the Company’s incentive compensation plans, as amended or adopted by the Company from time to time.

h)"Wrongful Conduct" shall mean fraud, gross negligence or intentional misconduct.
2.    Recoupment of Incentive Compensation
In the event of:
(a)  a Restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change or amendment in accounting principles or applicable securities laws (a "Restatement"); or
(b)  the determination by the Board that Wrongful Conduct has occurred, the Board will review all Incentive Compensation paid or granted to the Covered Executives on the basis of having met or exceeded specific performance targets for performance periods during the time period covered by the Restatement or in which the Wrongful Conduct occurred.
Subject to the limitation period in Section 4, to the extent permitted by applicable law and taking into account all factors considered relevant by the Board in its sole discretion, the Board may seek to recoup Incentive Compensation paid or granted to any current or former Covered Executive in the 36 month period preceding the date of the Restatement or the Wrongful Conduct, if and to the extent that:
(a)  the amount or the granting of Incentive Compensation was calculated based upon the achievement of certain financial results or performance targets that were subsequently reduced or otherwise determined not to have been properly achieved due to the Restatement or Wrongful Conduct; and
(b)  the amount or the granting of Incentive Compensation that would have been paid or granted to the Covered Executive had the financial results been properly reported or the performance targets been properly determined would have been lower than the amount actually paid or granted to the Covered Executive.
If the Restatement or Wrongful Conduct affects financial results or performance targets in multiple years within the limitation period prescribed by Section 4, the Incentive Compensation will be recalculated for all years and any recoupment will be limited to the net impact over that multiple year period.
3. Recoupment from Covered Executives in Connection with a Restatement
The Board may seek recoupment in connection with a Restatement under Section 2 of this Policy from a Covered Executive whether or not the Covered Executive engaged in the Wrongful Conduct that caused the need for the Restatement.
4. Sources of Recoupment
The Board may seek recoupment from the Covered Executives from any of the following sources: (a) prior Incentive Compensation payments; (b) future payments of Incentive Compensation; (c) cancellation of vested or unvested Share Awards; (d) future Share Awards; and (e) direct repayment.
5. No Indemnification or Insurance
The Company will not indemnify, insure or otherwise reimburse any Covered Officer against the recovery of Incentive Compensation Erroneously Awarded.

6. Recoupment Net of Non-Recoverable Income Taxes
In connection with the recoupment of Incentive Compensation hereunder, the Board may, at its discretion, either:
(a)  offset the full pre-tax amount of Incentive Compensation to be recouped from a Covered Executive under this Policy against future Incentive Compensation payable to such Covered Executive; or

(b)  limit the recoupment from a Covered Executive to the amount of Incentive Compensation subject to recoupment less any income taxes in respect of the amounts being recouped that were actually paid or are actually payable, and not recoverable, by such Covered Executive. In such case, the amount of the income taxes paid or payable by a Covered Executive shall be calculated at the highest marginal federal and provincial or state income tax rate that the Covered Executive would have paid in the Covered Executive’s province or state of residence assuming the Covered Executive had no other sources of income or loss.
7. Binding Effect of Determinations by Board; Delegation
The Board may delegate to the Compensation Committee all determinations to be made and actions to be taken by the Board under this Policy. Any determination made by the Board or the Compensation Committee under this Policy shall be final, binding and conclusive on all parties.
8. Effective Date
This Policy shall be effective as of July 10, 2019 (the "Effective Date"). Notwithstanding the foregoing, any Incentive Compensation received by a person in his or her capacity as a Covered Executive prior to the Effective Date could nonetheless be subject to recoupment under this Policy, subject to the limitation prescribed by Section 4. This Policy may be terminated or amended at any time by the Board in its sole discretion.
9. Severability
If any provision of this Policy or the application of any such provision to any Covered Executive shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provision(s) shall be deemed amended to the minimum extent necessary to render any such provision(s) or application enforceable.
10. No Impairment of Other Remedies
This Policy does not preclude the Company from taking any other action to enforce a Covered Executive’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings upon a finding of Wrongful Conduct or other misconduct on the part of the Covered Executive.
11. Governing Law
This Policy shall be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.